Exhibit 99.1

PRESS RELEASE

MeaTech Announces Filing of Provisional Patent Application for
Novel Bioprinting Method

Ness Ziona, Israel, June 3, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC and TASE: MITC), a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products, today announced that it had filed a provisional patent application in the United States Patent Office (USPTO).

The patent application is directed to a novel method for bioprinting that MeaTech believes has the potential to provide exceptional control of bioink printing during multi-layered bioprinting process. The novel technology allows for significant control during in situ inkjet printing of each droplet size, the volume of droplets, and the precise placement of the droplets onto a sacrificial substrate layer. MeaTech believes these attributes could allow for bioprinting resolutions that are highly advantageous in achieving premium, thick meat emulating products. In addition, MeaTech believes that this innovative method could introduce important bioprinting flexibilities, such as increased printing speeds and the capability to use varied inks with greater viscosity, that are traditionally difficult to bioprint.

The filing of this provisional patent application directly relates to MeaTech’s cellular agriculture 3D bioprinting goals to produce premium cuts of (animal) cell-based cuts of meat. If approved, MeaTech believes this patent could significantly enhance manufacturing processes for cultivated meat.

MeaTech 3D seeks to obtain patent protection for its technologies, as well as registering other intellectual property rights for its business and technology assets in the United States and internationally.  MeaTech aims to protect the technology, inventions and improvements that are commercially important to the development of its business using the most effective and efficient intellectual property instruments, including patents, trademarks and trade secrets.

To date, MeaTech has a portfolio of six provisional and non-provisional patent applications with the USPTO and World Intellectual Property Organization (WIPO) filed through the PCT. The patents are in two main areas, mechanical and biological, covering MeaTech 3D’s activities, products and much of its supply chain, both pre- and post-processing.

Sharon Fima, CEO of MeaTech:
“This novel technique for achieving more controlled, higher resolution printing may prove to be a promising path forward towards achieving high-throughput, large-scale cultivated meat production. As a 20-year veteran of the printing industry, I recognize the significant potential this patent application holds, as it directly addresses key challenges currently facing the bioprinting industry.”

About MeaTech 3D

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq and Tel Aviv stock exchanges as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef and chicken, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to develop the technology to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s estimates regarding its expenses, future revenue, capital requirements and needs for additional financing; MeaTech’s expectations regarding the success of the cultured meat manufacturing technologies that it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s expectations regarding the timing for the potential commercial launch of its cultured meat technologies; MeaTech’s ability to successfully manage its planned growth, including with respect to its recent acquisition of Peace of Meat and any future acquisitions, joint ventures, collaborations or similar transactions; the potential business or economic disruptions caused by the COVID-19 pandemic; the competitiveness of the market for MeaTech’s cultured meat technologies; MeaTech’s ability to enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; MeaTech’s ability to predict and timely respond to preferences for alternative proteins and cultured meats and new trends; MeaTech’s ability to attract, hire and retain qualified employees and key personnel; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

For more information, please contact:

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com	Max Colbert Edison Group mcolbert@edisongroup.com Tel: 646-653-7028	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.